RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-208507

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement
Subject to Completion:
Dated May 6, 2016
Pricing Supplement Dated May __, 2016 to the Product
Prospectus Supplement No. TP-1, dated January 8, 2016, and
the Prospectus Supplement and Prospectus, Each Dated
January 8, 2016
$_________ Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices and One ETF, Due November 9, 2017 Royal Bank of Canada

Royal Bank of Canada is offering Trigger Phoenix Autocallable Notes (the “Notes”) linked to the worst performing of two equity indices (each, an “Index”) and one exchange-traded fund (the “ETF”) (each, a “Reference Asset” and collectively, the “Reference Assets”).  The Notes offered are senior unsecured obligations of Royal Bank of Canada, will pay a quarterly Contingent Coupon at the rate and under the circumstances specified below, and will have the terms described in the documents described above, as supplemented or modified by this terms supplement. The Notes will not be listed on any securities exchange.
Reference Assets	Initial Levels*	Coupon Barriers and Trigger Levels
PowerShares QQQ Trust, Series 1 (“QQQ”)	[●]	70% of its Initial Level
S&P 500® Index (“SPX”)	[●]	70% of its Initial Level
Russell 2000® Index (“RTY”)	[●]	70% of its Initial Level
* For each Reference Asset, the Initial Level will be its closing price or closing level on the trade date.
The Notes do not guarantee any return of principal at maturity.  Any payments on the Notes are subject to our credit risk.
Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the product prospectus supplement dated January 8, 2016, on page S-1 of the prospectus supplement dated January 8, 2016, and “Selected Risk Considerations” beginning on page P-7 of this terms supplement.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.
Issuer:	Royal Bank of Canada	Listing:	None
Trade Date:	May 6, 2016	Principal Amount:	$1,000 per Note
Issue Date:	May 11, 2016	Maturity Date:	November 9, 2017
Observation Dates:	Quarterly, as set forth on page P-2 of this terms supplement.	Coupon Payment Dates:	Quarterly, as set forth on page P-2 of this terms supplement.
Valuation Date:	November 6, 2017	Contingent Coupon Rate:	7.00% per annum
Contingent Coupon:
If the closing level of each Reference Asset is greater than or equal to its Coupon Barrier on the applicable Observation Date, we will pay the Contingent Coupon applicable to that Observation Date. You may not receive any Contingent Coupons during the term of the Notes.

Payment at Maturity (if held to maturity):
If the Notes are not called, we will pay you at maturity an amount based on the Final Level of the Worst Performing Reference Asset:
For each $1,000 in principal amount, $1,000 plus the Contingent Coupon at maturity, unless the Final Level of the Worst Performing Reference Asset is less than its Trigger Level.
If the Final Level of the Worst Performing Reference Asset is less than its Trigger Level, then the investor will receive at maturity, for each $1,000 in principal amount, a cash payment equal to:
                          $1,000 + ($1,000 x Percentage Change of the Worst Performing Reference Asset)
Investors could lose some or all of the value of their initial investment if there has been a decline in the value of the Worst Performing Reference Asset.

Worst Performing Reference Asset:	The Reference Asset with the largest percentage decrease (or the smallest percentage increase, if none decrease) between its Initial Level and its Final Level.
Call Feature:
If, on any Observation Date, the closing level of each Reference Asset is greater than or equal to its Initial Level, then the Notes will be automatically called for 100% of their principal amount, plus the Contingent Coupon applicable to that Observation Date.

Call Settlement Dates:	The Coupon Payment Date corresponding to that Observation Date.
CUSIP:	78012KPC5
	Per Note	Total
Price to public	100.00%	$
Underwriting discounts and commissions	1.67%	$
Proceeds to Royal Bank of Canada	98.33%	$
If the Notes priced on the date of this terms supplement, RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $16.70 per $1,000 in principal amount of the Notes and would use a portion of that commission to allow selling concessions to other dealers of up to approximately $16.70 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
The initial estimated value of the Notes as of the date of this terms supplement is $967.51 per $1,000 in principal amount, which is less than the price to public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the trade date, which will not be less than $947.51 per $1,000 in principal amount. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.
We may use this terms supplement in the initial sale of the Notes.  In addition, RBC Capital Markets, LLC (“RBCCM”) or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices and One ETF, Due November 9, 2017
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement and the prospectus.
General:	This terms supplement relates to an offering of Trigger Phoenix Autocallable Notes (the “Notes”) linked to the worst performing of two equity indices and one ETF (the “Reference Assets”).
Issuer:	Royal Bank of Canada (“Royal Bank”)
Issue:	Senior Global Medium-Term Notes, Series G
Trade Date:	May 6, 2016
Issue Date:	May 11, 2016
Term:	Approximately 18 months
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Contingent Coupon:
We will pay you a Contingent Coupon during the term of the Notes, periodically in arrears on each Coupon Payment Date, under the conditions described below:
•         If the closing level of each Reference Asset is greater than or equal to its Coupon Barrier on the applicable Observation Date, we will pay the Contingent Coupon applicable to that Observation Date.
•         If the closing level of any of the Reference Assets is less than its Coupon Barrier on the applicable Observation Date, we will not pay you the Contingent Coupon applicable to that Observation Date.
You may not receive a Contingent Coupon for one or more quarterly periods during the term of the Notes.

Contingent Coupon Rate:	7.00% per annum (1.75% per quarter)
Observation Dates:	Quarterly on August 8, 2016, November 7, 2016, February 6, 2017, May 8, 2017, August 7, 2017 and November 6, 2017. We also refer to November 6, 2017 as the “Valuation Date.”
Coupon Payment Dates:
The Contingent Coupon, if applicable, will be paid on August 11, 2016, November 10, 2016, February 9, 2017, May 11, 2017, August 10, 2017 and November 9, 2017. We also refer to November 9, 2017 as the “Maturity Date.”

Call Feature:	If, on any Observation Date, the closing level of each Reference Asset is greater than or equal to its Initial Level, then the Notes will be automatically called.
Payment if Called:
If the Notes are automatically called, then, on the applicable Call Settlement Date, for each $1,000 principal amount, you will receive $1,000 plus the Contingent Coupon otherwise due on that Call Settlement Date.

Call Settlement Dates:	If the Notes are called on any Observation Date, the Call Settlement Date will be the Coupon Payment Date corresponding to that Observation Date.
Valuation Date:	November 6, 2017
Maturity Date:	November 9, 2017, subject to extension for market and other disruptions, as described in the product prospectus supplement.
Initial Level:	For each Reference Asset, its closing price or closing level on the trade date.
Final Level:	For each Reference Asset, its closing price or closing level on the Valuation Date.

P-2	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices and One ETF, Due November 9, 2017
Trigger Level and Coupon Barrier:	For each Reference Asset, 70.00% of its Initial Level.
Payment at Maturity:
If the Notes are not called and held to maturity, and:
•         If, on the Valuation Date, the Final Level of each Reference Asset is greater than or equal to its Trigger Level, then the investor will receive a cash payment equal to the principal amount, plus the Contingent Coupon otherwise due on the Notes.
•         If, on the Valuation Date, the Final Level of any Reference Asset is below its Trigger Level, then the investor will receive a cash payment equal to:
Principal Amount + (Principal Amount x Percentage Change of the Worst Performing Reference Asset)
In this case, you will not receive the final Contingent Coupon, and you will lose all or portion of the principal amount of the Notes.

Worst Performing Reference Asset:	The Reference Asset with the largest percentage decrease (or the smallest percentage increase, if none decrease) between its Initial Level and its Final Level.
Percentage Change:	For each Reference Asset, an amount, expressed as a percentage, equal to: Final Level – Initial Level Initial Level
Market Disruption Events
The occurrence of a market disruption event (or a non-trading day) as to any of the Reference Assets will result in the postponement of a Call Observation Date, Coupon Observation Date, or the Valuation Date as to that Reference Asset, but not to any non-affected Reference Asset.

Principal at Risk:
The Notes are NOT principal protected. You may lose all or a substantial portion of your principal amount at maturity if the Notes are not called prior to maturity and the Final Level of any Reference Asset is less than its Trigger Level.

Calculation Agent:	RBCCM
U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a callable pre-paid contingent income-bearing derivative contract linked to the Reference Assets for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the Issue Date.  The amount that an investor may receive upon sale of the Notes prior to maturity may be less than the principal amount of those Notes.

Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:	DTC global notes
Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on the cover page and pages P2 and P3 of this terms supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement.

P-3	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices and One ETF, Due November 9, 2017
ADDITIONAL TERMS OF YOUR NOTES
You should read this terms supplement together with the prospectus dated January 8, 2016, as supplemented by the prospectus supplement dated January 8, 2016 and the product prospectus supplement dated January 8, 2016, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part.  Without limiting the foregoing, please see the product prospectus supplement for additional information relating to the determination of the Initial Level, the Coupon Barrier, the Trigger Level and the Final Level of the QQQ, and potential adjustments thereto.  Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this terms supplement carefully.
This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 8, 2016 and in the product prospectus supplement dated January 8, 2016, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated January 8, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000121465916008810/j18160424b3.htm
Prospectus Supplement dated January 8, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000121465916008811/p14150424b3.htm
Product Prospectus Supplement dated January 8, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000114036116047446/form424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this terms supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

P-4	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices and One ETF, Due November 9, 2017
HYPOTHETICAL EXAMPLES
The examples below are based on the following terms:
Hypothetical Initial Level of the Worst Performing Reference Asset:	100.00*
Hypothetical Trigger Level and Coupon Barrier of the Worst Performing Reference Asset:	70.00 which is 70.00% of its hypothetical Initial Level
Contingent Coupon Rate:	7.00% per annum (or 1.75% per quarter)
Contingent Coupon Amount:	$17.50 per quarter, if payable
Observation Dates:	Quarterly
Principal Amount:	$1,000 per Note
* The hypothetical Initial Level of 100 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Level of any Reference Asset. The actual Initial Level of each Reference Asset will be determined on the trade date and set forth on the cover page of the final pricing supplement relating to the Notes.
Hypothetical Final Level of the Worst Performing Reference Asset	Percentage Change of the Worst Performing Reference Asset	Payment at Maturity (assuming that the Notes were not previously called)*
200.00	100%	$1,000
175.00	75%	$1,000
150.00	50%	$1,000
130.00	30%	$1,000
125.00	25%	$1,000
120.00	20%	$1,000
110.00	10%	$1,000
100.00	0%	$1,000
90.00	-10%	$1,000
85.00	-15%	$1,000
75.00	-25%	$1,000
70.00	-30%	$1,000
69.00	-31%	$690
65.00	-35%	$650
50.00	-50%	$500
30.00	-70%	$300
25.00	-75%	$250
0.00	-100%	$0
*Excluding contingent coupons.

P-5	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices and One ETF, Due November 9, 2017
Hypothetical Examples of Amounts Payable at Maturity
The following hypothetical examples illustrate how the total returns set forth in the table above are calculated, assuming the Notes have not been called.
Example 1: The level of the Worst Performing Reference Asset increases by 25% from the Initial Level of 100.00 to the Final Level of 125.00. Because the level of the Worst Performing Reference Asset is greater than the Trigger Level of 70.00, the investor receives at maturity, in addition to the Contingent Coupon otherwise due on the Notes, a cash payment of $1,000.00 per Note, despite the 25% appreciation in the level of the Worst Performing Reference Asset.
Example 2: The level of the Worst Performing Reference Asset decreases by 15% from the Initial Level of 100.00 to the Final Level of 85.00. Because the level of the Worst Performing Reference Asset is greater than the Trigger Level of 70.00, the investor receives at maturity, in addition to the Contingent Coupon otherwise due on the Notes, a cash payment of $1,000.00 per Note, despite the 15% decline in the level of the Worst Performing Reference Asset.
Example 3: The level of the Worst Performing Reference Asset is 50.00 on the Valuation Date, which is less than the Trigger Level of 70.00. Because the level of the Worst Performing Reference Asset is less than the Trigger Level of 70.00 on the Valuation Date, the final Contingent Coupon will not be payable on the Maturity Date, and we will pay only $500.00 for each $1,000.00 in the principal amount of the Notes, calculated as follows:
Principal Amount + (Principal Amount x Percentage Change of the Worst Performing Reference Asset)
 = $1,000 + ($1,000 x -50.00%) = $1,000 - $500.00 = $500.00
The Payments at Maturity shown above are entirely hypothetical; they are based on levels of the Reference Assets that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payments at Maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the Notes or on an investment in any Reference Asset.

P-6	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices and One ETF, Due November 9, 2017
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Assets.  These risks are explained in more detail in the section “Risk Factors” in the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
•	Principal at Risk — Investors in the Notes could lose all or a substantial portion of their principal amount if the Notes are not called prior to maturity and there is a decline in the level of any Reference Asset between the Pricing Date and the Valuation Date. You will lose one percent of the principal amount of your Notes for each one percent that the Worst Performing Reference Asset has declined if the Final Level of the Worst Performing Reference Asset is less than its Trigger Level. Any Contingent Coupons received on the Notes prior to the maturity date may not be sufficient to compensate for any such loss.
•	The Notes Are Subject to an Automatic Call — If on any Observation Date, the closing level of each Reference Asset is greater than or equal to its Initial Level, then the Notes will be automatically called. If the Notes are automatically called, then, on the applicable Call Settlement Date, for each $1,000 in principal amount, you will receive $1,000 plus the Contingent Coupon otherwise due on that Call Settlement Date. You will not receive any coupon payments after the Call Settlement Date. You may be unable to reinvest your proceeds from the automatic call in an investment with a return that is as high as the return on the Notes would have been if they had not been called.
•	You May Not Receive Any Contingent Coupons — We will not necessarily make any coupon payments on the Notes. If the closing level of any Reference Asset is less than its Coupon Barrier on an Observation Date, we will not pay you the Contingent Coupon applicable to that Observation Date. If the closing level of any Reference Asset is less than its Coupon Barrier on each Observation Date, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, your Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on your Notes. Accordingly, if the Final Level of the Worst Performing Reference Asset is less than its Trigger Level, we will not pay the final Contingent Coupon on the Maturity Date, and you will incur a loss of principal.
•	Your Payment at Maturity May Be Determined Solely by Reference to the Worst Performing Reference Asset Even if the Other Reference Assets Perform Better — If the Final Level of one of the Reference Assets is less than its Trigger Level, your Payment at Maturity will be determined by reference to the performance of the Worst Performing Reference Asset. Even if the Final Levels of the other Reference Assets have increased compared to their respective Initial Levels, or have experienced a decrease that is less than that of the Worst Performing Reference Asset, your return will only be determined by reference to the performance of the Worst Performing Reference Asset, regardless of the performance of the other Reference Assets.
•	Your Payment on the Notes Will Be Determined by Reference to Any Reference Asset Individually, Not to a Basket, and the Payment at Maturity Will Be Based on the Performance of the Worst Performing Reference Asset — The Payment at Maturity will be determined only by reference to the performance of the Worst Performing Reference Asset, regardless of the performance of the other Reference Assets. The Notes are not linked to a weighted basket, in which the risk may be mitigated and diversified among each of the basket components. For example, in the case of notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. As a result, the depreciation of one basket component could be mitigated by the appreciation of the other basket component, as scaled by the weighting of that basket component. However, in the case of the Notes, the individual performance of each Reference Asset would not be combined, and the depreciation of any Reference Asset would not be mitigated by any appreciation of the other Reference Assets. Instead, your return will depend solely on the Final Level of the Worst Performing Reference Asset.

P-7	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices and One ETF, Due November 9, 2017
•	Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.
•	The Call Feature and the Contingent Coupon Feature Limit Your Potential Return — The return potential of the Notes is limited to the pre-specified Contingent Coupon Rate, regardless of the appreciation of the Reference Assets. In addition, the total return on the Notes will vary based on the number of Observation Dates on which the Contingent Coupon becomes payable prior to maturity or an automatic call. Further, if the Notes are called due to the Call Feature, you will not receive any Contingent Coupons or any other payment in respect of any Observation Dates after the applicable Call Settlement Date. Since the Notes could be called as early as the first Observation Date, the total return on the Notes could be minimal. If the Notes are not called, you may be subject to the full downside performance of the Worst Performing Reference Asset even though your potential return is limited to the Contingent Coupon Rate. As a result, the return on an investment in the Notes could be less than the return on a direct investment in the Reference Assets.
•	Reinvestment Risk — If the Notes are redeemed early, the term of the Notes may be as short as approximately three months. You may be unable to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk if the Notes are redeemed prior to the Maturity Date.
•	Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes — The Notes are Royal Bank’s senior unsecured debt securities. As a result, your receipt of the Contingent Coupons, if payable, and the amount due on any relevant payment date is dependent upon Royal Bank’s ability to repay its obligations on the applicable payment dates. This will be the case even if the levels of the Reference Assets increase after the trade date. No assurance can be given as to what our financial condition will be at any time during the term of the Notes.
•	There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so. RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.
•	The Initial Estimated Value of the Notes Will Be Less than the Price to the Public — The initial estimated value set forth on the cover page and that will be set forth in the final pricing supplement for the Notes does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the prices or levels of the Reference Assets, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined by RBCCM for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

P-8	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices and One ETF, Due November 9, 2017
•	The Initial Estimated Value of the Notes on the Cover Page and that We Will Provide in the Final Pricing Supplement Are Estimates Only, Calculated as of the Time the Terms of the Notes Are Set — The initial estimated value of the Notes will be based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimates are based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the trade date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.

•	Prior to Maturity, the Value of the Notes Will Be Influenced by Many Unpredictable Factors — Many economic and market factors will influence the value of the Notes. We expect that, generally, the closing price or closing level of each Reference Asset on any day will affect the value of the Notes more than any other single factor. However, you should not expect the value of the Notes in the secondary market to vary in proportion to changes in the value of the Reference Assets. The value of the Notes will be affected by a number of other factors that may either offset or magnify each other, including:
•	the market value of the Reference Assets;
•	whether the market value of one or more of the Reference Assets is below the Coupon Barrier or the Trigger Level;
•	the expected volatility of the Reference Assets;
•	the time to maturity of the Notes;
•	the dividend rate on the Reference Assets or on the equity securities represented by the Reference Assets;
•	interest and yield rates in the market generally, as well as in the markets of the equity securities represented by the Reference Assets;
•	the occurrence of certain events relating to a Reference Asset that may or may not require an adjustment to the Initial Level, the Coupon Barrier and the Trigger Level;
•	economic, financial, political, regulatory or judicial events that affect the Reference Assets or the equity securities represented by the Reference Assets or stock markets generally, and which may affect the market value of the Reference Assets on any Observation Date; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors will influence the price you will receive if you choose to sell your Notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You may have to sell your Notes at a substantial discount from the principal amount if the market value of the Reference Assets is at, below or not sufficiently above their Initial Levels, the Coupon Barrier or the Trigger Level.

•	Our Business Activities May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the securities included in or represented by the Reference Assets that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the share price or levels, as applicable, of the Reference Assets, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the securities included in or represented by the Reference Assets, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or

P-9	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices and One ETF, Due November 9, 2017

one or more of our affiliates’ obligations and your interests as a holder of the Notes.  Moreover, we, and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Assets or securities included in or represented by the Reference Assets. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes.  Any of these activities by us or one or more of our affiliates may affect the share price or levels, as applicable, of the Reference Assets, and, therefore, the market value of the Notes.

•	Market Disruption Events and Adjustments — The Payment at Maturity, each Observation Date and the Valuation Date are subject to adjustment as to each Reference Asset as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement and the section “Additional Terms of the Notes” below.
•	Owning the Notes Is Not the Same as Owning the Securities Represented by the Reference Assets — The return on your Notes is unlikely to reflect the return you would realize if you actually owned shares of the QQQ, or the securities represented by the Reference Assets. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on these securities during the term of your Notes. As an owner of the Notes, you will not have voting rights or any other rights that holders of these securities may have. Furthermore, the Reference Assets may appreciate substantially during the term of the Notes, while your potential return will be limited to the applicable Contingent Coupon payments.
•	You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Reference Assets — In the ordinary course of their business, our affiliates may have expressed views on expected movement in the Reference Assets or the equity securities that they represent, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who transact business in markets relating to any Reference Asset may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the Reference Assets from multiple sources, and you should not rely solely on views expressed by our affiliates.
•	Changes that Affect an Index Will Affect the Market Value of the Notes and the Payments on the Notes — The policies of the sponsor of each of the NASDAQ-100 Index® (which underlies the QQQ), the SPX or the RTY concerning the calculation of the applicable index, additions, deletions or substitutions of the components of that index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the index and, therefore, could affect the amounts payable on the Notes at maturity, and the market value of the Notes prior to maturity. The amounts payable on the Notes and their market value could also be affected if the index sponsor changes these policies, for example, by changing the manner in which it calculates the index, or if the index sponsor discontinues or suspends calculation or publication of the index, in which case it may become difficult to determine the market value of the Notes.
•	We Have No Affiliation with any Index Sponsor and Will Not Be Responsible for any Actions Taken by an Index Sponsor — No index sponsor is an affiliate of ours or will be involved in the offering of the Notes in any way. Consequently, we have no control of the actions of any index sponsor, including any actions of the type that might impact the value of the Notes. No index sponsor has any obligation of any sort with respect to the Notes. Thus, no index sponsor has any obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the Notes. None of our proceeds from the issuance of the Notes will be delivered to any index sponsor.

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Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices and One ETF, Due November 9, 2017
ADDITIONAL TERMS OF THE NOTES
Closing Level
The closing level for either Index on any trading day will equal its closing level published following the regular official weekday close of trading on that trading day.
A “trading day” as to an Index means a day on which the principal trading market for that Index is open for trading.
Unavailability of the Level of an Index
If the sponsor of an Index discontinues publication of that Index and its sponsor or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued index (such successor or substitute index being referred to in this section as a “successor index”), then any subsequent index closing level will be determined by reference to the published level of that successor index at the regular weekday close of trading on the applicable trading day.
Upon any selection by the calculation agent of a successor index, the calculation agent will provide written notice to the trustee of the selection, and the trustee will furnish written notice thereof, to the extent the trustee is required to under the senior debt indenture, to each noteholder, or in the case of global notes, the depositary, as holder of the global notes.
If a successor index is selected by the calculation agent, that successor index will be used as a substitute for that Index for all purposes, including for purposes of determining whether a market disruption event exists with respect to that Index.
If an Index’s sponsor discontinues publication of that Index prior to, and that discontinuance is continuing on, any trading day on which the level of that Index must be determined, and the calculation agent determines, in its sole discretion, that no successor index is available at that time, then the calculation agent will determine the level of that Index for the relevant date in accordance with the formula for and method of calculating that Index last in effect prior to the discontinuance, without rebalancing or substitution, using the closing level (or, if trading in the relevant underlying securities or components of that Index have been materially suspended or materially limited, its good faith estimate of the closing level that would have prevailed but for that suspension or limitation) at the close of the principal trading session of the relevant exchange on that date of each security or component most recently comprising that Index.  Notwithstanding these alternative arrangements, discontinuance of the publication of either Index may adversely affect the value of your Notes.
If at any time the method of calculating a closing level for either Index or a successor index is changed in a material respect, or if either Index is in any other way modified so that it does not, in the opinion of the calculation agent, fairly represent the level of that Index had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York City on the applicable trading day, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of an index comparable to that Index as if those changes or modifications had not been made.  Accordingly, if the method of calculating that Index is modified so that the value of that Index is a fraction of what it would have been if it had not been modified (e.g., due to a split in the Index), then the calculation agent will adjust that Index in order to arrive at a value of that Index as if it had not been modified (e.g., as if such split had not occurred).

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Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices and One ETF, Due November 9, 2017
Index Market Disruption Events
A “market disruption event” with respect to either Index means any event, circumstance or cause which Royal Bank of Canada determines, and the calculation agent confirms, has or will have a material adverse effect on the ability of Royal Bank of Canada to perform its obligations under the Notes or to hedge its position in respect of its obligations to make payment of amounts owing thereunder and more specifically includes the following events to the extent that they have such effect with respect to either Index:
•	a suspension, absence or limitation of trading in index components constituting 20% or more, by weight, of that Index;
•	a suspension, absence or limitation of trading in futures or options contracts relating to that Index on their respective markets;
•
any event that disrupts or impairs, as determined by the calculation agent, the ability of market participants to (i) effect transactions in, or obtain market values for, index components constituting 20% or more, by weight, of that Index, or (ii) effect transactions in, or obtain market values for, futures or options contracts relating to that Index on their respective markets;

•
the closure on any day of the primary market for futures or options contracts relating to that Index or index components constituting 20% or more, by weight, of that Index on a scheduled trading day prior to the scheduled weekday closing time of that market (without regard to after hours or any other trading outside of the regular trading session hours) unless such earlier closing time is announced by the primary market at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such primary market on such scheduled trading day for such primary market and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such scheduled trading day for such primary market;

•
any scheduled trading day on which (i) the primary markets for index components constituting 20% or more, by weight, of that Index or (ii) the exchanges or quotation systems, if any, on which futures or options contracts on that Index are traded, fails to open for trading during its regular trading session; or

•
any other event, if the calculation agent determines in its sole discretion that the event interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect.

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Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices and One ETF, Due November 9, 2017
INFORMATION REGARDING THE REFERENCE ASSETS
All disclosures contained in this terms supplement regarding the Reference Assets, including, without limitation, their make up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by each of Invesco PowerShares Capital Management LLC (the “Fund Sponsor”), S&P Dow Jones Indices LLC and FTSE Russell (together with S&P Dow Jones Indices LLC, the “Index Publishers”). Each of the Fund Sponsor and the Index Publishers has no obligation to continue to sponsor or publish, and may discontinue sponsorship or publication of, the respective Reference Asset. Neither we nor RBCCM accepts any responsibility for the calculation, maintenance, sponsorship or publication of any Reference Asset, or any successor.
The QQQ
The QQQ, an exchange traded fund, is a registered investment company which both (a) continuously issues and redeems “in kind” its shares, known as PowerShares QQQ Shares only in large lot sizes called Creation Units at their once daily net asset value and (b) lists the shares individually for trading on NASDAQ at prices established throughout the trading day, like any other listed equity security trading in the secondary market on NASDAQ. The PowerShares QQQ Shares held by the QQQ consist of a portfolio of equity securities or, in the case of securities not yet delivered in connection with purchases made by the trust or portfolio deposits, confirmations of contracts to purchase such securities (collectively, the “portfolio”). The investment objective of the QQQ is to provide investment results that generally correspond to the price and yield performance of the NASDAQ-100 Index® by holding all the stocks comprising the NASDAQ-100 Index®.
The QQQ, which holds the portfolio and cash, is not actively managed by traditional methods, which typically involve effecting changes in the portfolio on the basis of judgments made relating to economic, financial and market considerations. To maintain the correspondence between the composition and weights of the securities in the QQQ and the stocks in the NASDAQ-100 Index®, the trustee adjusts the securities from time to time to conform to periodic changes in the identity and/or relative weights of the securities. The composition and weighting of the securities portion of a portfolio deposit are also adjusted to conform to changes in the NASDAQ-100 Index®.
The Fund Sponsor makes available on each business day a list of the names and the required number of shares for each of the securities in the current portfolio deposit. The Fund Sponsor may choose within its discretion to make available, frequently throughout each business day, a number representing, on a per PowerShares QQQ Share basis, the sum of the income net of expense amount effective through and including the previous business day plus the current value of the securities portion of a portfolio deposit as in effect on such day (which value will occasionally include a cash-in-lieu amount to compensate for the omission of a particular index security from such portfolio deposit). The NASDAQ Stock Market calculates the NASDAQ-100 Index® intra-day every 15 seconds on every business day in which the NASDAQ Stock Market is open for trading. If the sponsor elects to make such information available, it would be calculated based upon the best information available to the sponsor and may be calculated by other persons designated to do so by the sponsor. If the sponsor fails to make such information available, the inability of the sponsor or its designee to provide such information for any period of time will not in itself result in a halt in the trading of PowerShares QQQ Shares on NASDAQ. If such information is made available, investors interested in creating PowerShares QQQ Shares or purchasing PowerShares QQQ Shares in the secondary market should not rely solely on such information in making investment decisions but should also consider other market information and relevant economic and other factors.
Description of the NASDAQ-100 Index®
The NASDAQ-100 Index® (the “NDX”) is a modified market capitalization-weighted index of 100 of the largest stocks of non-financial companies listed on the NASDAQ Stock Market based on market capitalization. It does not contain securities of financial companies, including investment companies. The NDX, which includes companies across a variety of major industry groups, was launched on January 31, 1985, with a base index value of 250.00. On January 1, 1994, the base index value was reset to 125.00. Current information regarding the market value of the NDX is available from NASDAQ as well as numerous market information services. The NDX is reported by Bloomberg L.P. under the ticker symbol “NDX.”

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Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices and One ETF, Due November 9, 2017
The share weights of the component securities of the NDX at any time are based upon the total shares outstanding in each of those securities and are additionally subject, in certain cases, to rebalancing. Accordingly, each underlying stock’s influence on the level of the NDX is directly proportional to the value of its share weight.
Calculation of the NASDAQ-100 Index®
At any moment in time, the level of the NDX equals the aggregate value of the then-current share weights of each of the component securities, which are based on the total shares outstanding of each such component security, multiplied by each such security’s respective last sale price on the NASDAQ Stock Market (which may be the official closing price published by the NASDAQ Stock Market), and divided by a scaling factor (the “divisor”), which becomes the basis for the reported level of the NDX. The divisor serves the purpose of scaling such aggregate value to a lower order of magnitude, which is more desirable for reporting purposes.
Underlying Stock Eligibility Criteria and Annual Ranking Review
Initial Eligibility Criteria
To be eligible for initial inclusion in the NASDAQ-100 Index®, a security must be listed on the NASDAQ Stock Market and meet the following criteria:
•	the security’s U.S. listing must be exclusively on the NASDAQ Global Select Market or the NASDAQ Global Market;
•	the security must be issued by a non-financial company;
•	the security may not be issued by an issuer currently in bankruptcy proceedings;
•	the security must have an average daily trading volume of at least 200,000 shares;
•	the security must generally be a common stock, ordinary share, American Depositary Receipt, or tracking stock (closed-end funds, convertible debentures, exchange traded funds, limited liability companies, limited partnership interests, preferred stocks, rights, shares or units of beneficial interests, warrants, units and other derivative securities are not included in the NDX, nor are the securities of investment companies);
•	the security must have a three-month average daily trading volume of at least 200,000 shares;
•	if the security is issued by an issuer organized under the laws of a jurisdiction outside the United States, it must have listed options on a recognized market in the United States or be eligible for listed-options trading on a recognized options market in the United States;
•	the issuer of the security may not have entered into a definitive agreement or other arrangement which would likely result in the security no longer being eligible;
•	the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn; and
•	if the security would otherwise qualify to be in the top 25% of the securities included in the NASDAQ-100 Index® by market capitalization for the six prior consecutive month-ends, then a one-year “seasoning” criterion would apply.
Continued Eligibility Criteria
In addition, to be eligible for continued inclusion in the NASDAQ-100 Index® the following criteria apply:
•	the security’s U.S. listing must be exclusively on the NASDAQ Global Select Market or the NASDAQ Global Market;
•	the security must be of a non-financial company;
•	the security may not be issued by an issuer currently in bankruptcy proceedings;
•	the security must have an average daily trading volume of at least 200,000 shares as measured annually during the ranking review process described below;

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Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices and One ETF, Due November 9, 2017
•	if the issuer of the security is organized under the laws of a jurisdiction outside the United States, then such security must have listed options on a recognized market in the United States or be eligible for listed-options trading on a recognized options market in the United States, as measured annually during the ranking review process;
•	the issuer of the security may not have entered into a definitive agreement or other arrangement that would likely result in the security no longer being eligible;
•	the security must have an adjusted market capitalization equal to or exceeding 0.10% of the aggregate adjusted market capitalization of the NDX at each month-end. In the event that a company does not meet this criterion for two consecutive month-ends, it will be removed from the NDX effective after the close of trading on the third Friday of the following month; and
•	the issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn.
These NASDAQ-100 Index® eligibility criteria may be revised from time to time by The NASDAQ OMX Group, Inc. (“NASDAQ”) without regard to the Notes.
Annual Ranking Review
The component securities are evaluated on an annual basis (the “Ranking Review”), except under extraordinary circumstances, which may result in an interim evaluation, as follows. Securities that meet the applicable eligibility criteria are ranked by market value. Eligible securities that are already in the NDX and that are ranked in the top 100 eligible securities (based on market capitalization) are retained in the NDX. A security that is ranked 101 to 125 is also retained, provided that such security was ranked in the top 100 eligible securities as of the previous Ranking Review or was added to the NDX subsequent to the previous Ranking Review. Securities not meeting such criteria are replaced. The replacement securities chosen are those eligible securities not currently in the NDX that have the largest market capitalization. The data used in the ranking includes end of October market data and is updated for total shares outstanding submitted in a publicly filed SEC document via EDGAR through the end of November.
Replacements are made effective after the close of trading on the third Friday in December. Moreover, if at any time during the year other than the Ranking Review, a component security is determined by NASDAQ to become ineligible for continued inclusion in the NDX, the security will be replaced with the largest market capitalization security meeting the eligibility criteria listed above and not currently included in the NDX.
Index Maintenance
In addition to the Ranking Review, the securities in the NDX are monitored every day by NASDAQ with respect to changes in total shares outstanding arising from corporate events, such as stock dividends, stock splits and certain spin-offs and rights issuances. NASDAQ has adopted the following quarterly scheduled weight adjustment procedures with respect to those changes. If the change in total shares outstanding arising from a corporate action is greater than or equal to 10%, that change will be made to the NDX as soon as practical, normally within ten days of such corporate action. Otherwise, if the change in total shares outstanding is less than 10%, then all such changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September and December.
In either case, the share weights for those component securities are adjusted by the same percentage amount by which the total shares outstanding have changed in those securities. Ordinarily, whenever there is a change in the share weights, a change in a component security, or a change to the price of a component security due to spin-off, rights issuances or special cash dividends, NASDAQ adjusts the divisor to ensure that there is no discontinuity in the level of the NDX that might otherwise be caused by any of those changes. All changes will be announced in advance.
Index Rebalancing
Under the methodology employed, on a quarterly basis coinciding with NASDAQ’s quarterly scheduled weight adjustment procedures, the component securities are categorized as either “Large Stocks” or “Small Stocks” depending on whether

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Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices and One ETF, Due November 9, 2017
their current percentage weights (after taking into account scheduled weight adjustments due to stock repurchases, secondary offerings or other corporate actions) are greater than, or less than or equal to, the average percentage weight in the NDX (i.e., as a 100-stock index, the average percentage weight in the NDX is 1%).
This quarterly examination will result in an index rebalancing if it is determined that: (1) the current weight of the single largest market capitalization component security is greater than 24% or (2) the “collective weight” of those component securities, the individual current weights of which are in excess of 4.5%, when added together, exceed 48%. In addition, NASDAQ may conduct a special rebalancing at any time if it is determined to be necessary to maintain the integrity of the NDX.
If either one or both of these weight distribution requirements are met upon quarterly review, or NASDAQ determines that a special rebalancing is required, a weight rebalancing will be performed. First, relating to weight distribution requirement (1) above, if the current weight of the single largest component security exceeds 24%, then the weights of all Large Stocks will be scaled down proportionately towards 1% by a sufficient amount for the adjusted weight of the single largest component security to be set to 20%. Second, relating to weight distribution requirement (2) above, for those component securities whose individual current weights or adjusted weights in accordance with the preceding step are in excess of 4.5%, if their “collective weight” exceeds 48%, then the weights of all Large Stocks will be scaled down proportionately towards 1% by a sufficient amount for the “collective weight,” so adjusted, to be set to 40%.
The aggregate weight reduction among the Large Stocks resulting from either or both of the above rescalings will then be redistributed to the Small Stocks in the following iterative manner. In the first iteration, the weight of the largest Small Stock will be scaled upwards by a factor which sets it equal to the average Index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by the same factor, reduced in relation to each stock’s relative ranking among the Small Stocks, such that the smaller the component security in the ranking, the less the scale-up of its weight. This is intended to reduce the market impact of the weight rebalancing on the smallest component securities in the NDX.
In the second iteration, the weight of the second largest Small Stock, already adjusted in the first iteration, will be scaled upwards by a factor which sets it equal to the average index weight of 1%. The weights of each of the smaller remaining Small Stocks will be scaled up by this same factor, reduced in relation to each stock’s relative ranking among the Small Stocks, such that, once again, the smaller the component stock in the ranking, the less the scale-up of its weight.
Additional iterations will be performed until the accumulated increase in weight among the Small Stocks exactly equals the aggregate weight reduction among the Large Stocks from rebalancing in accordance with the weight distribution requirements.
Then, to complete the rebalancing procedure, once the final percent weights of each of the component securities are set, the share weights will be determined anew based upon the last sale prices and aggregate capitalization of the NDX at the close of trading on the last day in February, May, August and November. Changes to the share weights will be made effective after the close of trading on the third Friday in March, June, September and December, and an adjustment to the divisor will be made to ensure continuity of the NDX.
Ordinarily, new rebalanced weights will be determined by applying the above procedures to the current share weights. However, NASDAQ may from time to time determine rebalanced weights, if necessary, by instead applying the above procedure to the actual current market capitalization of the component securities. In those instances, NASDAQ would announce the different basis for rebalancing prior to its implementation.

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Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices and One ETF, Due November 9, 2017
The SPX
The SPX is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.
S&P Dow Jones Indices LLC chooses companies for inclusion in the SPX with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P Dow Jones Indices LLC uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P Dow Jones Indices LLC include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the SPX, with the approximate percentage of the market capitalization of the SPX included in each group as of April 29, 2016, indicated in parentheses: Information Technology (19.7%); Financials (16.1%); Health Care (14.6%); Consumer Discretionary (13.0%); Industrials (10.2%); Consumer Staples (10.2%); Energy (7.3%); Materials (3.0%); Utilities (3.3%); and Telecommunication Services (2.7%). S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the SPX to achieve the objectives stated above.
S&P Dow Jones Indices LLC calculates the SPX by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the SPX constituent stocks and received the dividends paid on those stocks.
Effective with the September 2015 rebalance, consolidated share class lines will no longer be included in the S&P 500® Index.  Each share class line will be subject to public float and liquidity criteria individually, but the company’s total market capitalization will be used to evaluate each share class line. This may result in one listed share class line of a company being included in the S&P 500® Index while a second listed share class line of the same company is excluded.
Computation of the SPX
While S&P Dow Jones Indices LLC currently employs the following methodology to calculate the SPX, no assurance can be given that S&P Dow Jones Indices LLC will not modify or change this methodology in a manner that may affect the Payment at Maturity.
Historically, the market value of any component stock of the SPX was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P Dow Jones Indices LLC began shifting the SPX halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the SPX to full float adjustment on September 16, 2005. S&P Dow Jones Indices LLC’s criteria for selecting stocks for the SPX did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the SPX.
Under float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.
In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the SPX.  Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings.  However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

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Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block.  If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.
For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding.  As of September 21, 2012, available float shares are defined as the total shares outstanding less shares held by control holders.  This calculation is subject to a 5% minimum threshold for control blocks.  For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, S&P Dow Jones Indices LLC would assign that company an IWF of 1.00, as no control group meets the 5% threshold.  However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, S&P Dow Jones Indices LLC would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control.  For companies with multiple classes of stock, S&P Dow Jones Indices LLC calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.
The SPX is calculated using a base-weighted aggregate methodology. The level of the SPX reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the SPX is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SPX, it serves as a link to the original base period level of the SPX. The index divisor keeps the SPX comparable over time and is the manipulation point for all adjustments to the SPX, which is index maintenance.
Index Maintenance
Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SPX, and do not require index divisor adjustments.
To prevent the level of the SPX from changing due to corporate actions, corporate actions which affect the total market value of the SPX require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SPX remains constant and does not reflect the corporate actions of individual companies in the SPX. Index divisor adjustments are made after the close of trading and after the calculation of the SPX closing level.
Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at the market offerings, or other recapitalizations) are made weekly and are announced on Fridays for implementation after the close of trading on the following Friday. Changes of less than 5.00% due to a company’s acquisition of another company in the SPX are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.
Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

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Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices and One ETF, Due November 9, 2017
License Agreement
S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”).  These trademarks have been licensed for use by S&P Dow Jones Indices LLC. “Standard & Poor’s®,” “S&P 500®” and “S&P®” are trademarks of S&P. These trademarks have been sublicensed for certain purposes by us.  The SPX is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by us.
The Notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the SPX to track general market performance.  S&P Dow Jones Indices’ only relationship to us with respect to the SPX is the licensing of the SPX and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors.  The SPX is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the Notes.  S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the Notes into consideration in determining, composing or calculating the SPX.  S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash.  S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Notes.  There is no assurance that investment products based on the SPX will accurately track index performance or provide positive investment returns.  S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors.  Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice.  Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by us, but which may be similar to and competitive with the Notes.  In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the SPX.  It is possible that this trading activity will affect the value of the Notes.
S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

P-19	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices and One ETF, Due November 9, 2017
The RTY
The RTY was developed by Russell Investments (“Russell”) before FTSE International Limited (“FTSE”) and Russell combined in 2015 to create FTSE Russell, which is wholly owned by London Stock Exchange Group. Russell began dissemination of the RTY (Bloomberg L.P. index symbol “RTY”) on January 1, 1984.  The RTY was set to 135 as of the close of business on December 31, 1986.  FSTE Russell (the “index sponsor”) calculates and publishes the RTY.  The RTY is designed to track the performance of the small capitalization segment of the U.S. equity market.  As a subset of the Russell 3000® Index, the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The RTY is determined, comprised, and calculated by Russell without regard to the Notes.
Selection of Stocks Underlying the RTY
All companies eligible for inclusion in the RTY must be classified as a U.S. company under Russell’s country-assignment methodology.  If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation.  If any of the three factors are not the same, Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”) from all exchanges within a country.  Using the HCIs, Russell compares the primary location of the company’s assets with the three HCIs.  If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets.  If there is insufficient information to determine the country in which the company’s assets are primarily located, Russell will use the primary country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner.  Russell uses the average of two years of assets or revenues data to reduce potential turnover.  If conclusive country details cannot be derived from assets or revenues data, Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange.  BDI countries include: Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands.  For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.
All securities eligible for inclusion in the RTY must trade on a major U.S. exchange.  Stocks must have a closing price at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution.  However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion.  If an existing stock does not trade on the “rank day” (typically the last trading day in May, but a confirmed timetable is announced each Spring) but does have a closing price at or above $1.00 on another eligible U.S. exchange, that stock will be eligible for inclusion.
An important criterion used to determine the list of securities eligible for the RTY is total market capitalization, which is defined as the market price as of the last trading day in May for those securities being considered at annual reconstitution times the total number of shares outstanding.  Where applicable, common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization.  Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, installment receipts or trust receipts, are excluded from the calculation.  If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. If multiple share classes exist, the pricing vehicle will be designated as the share class with the highest two-year trading volume as of the rank day in May..

P-20	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices and One ETF, Due November 9, 2017
Companies with a total market capitalization of less than $30 million are not eligible for the RTY.  Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the RTY. Royalty trusts, limited liability companies, closed-end investment companies (companies that are required to report Acquired Fund Fees and Expenses, as defined by the SEC, including business development companies), blank check companies, special-purpose acquisition companies, and limited partnerships are also not eligible for inclusion in the Russell U.S. Indices. Exchange traded funds and mutual funds are also excluded. Bulletin board, pink-sheets, and over-the-counter (“OTC”) traded securities are not eligible for inclusion.
Annual reconstitution is a process by which the RTY is completely rebuilt.  On the rank last trading day of May, all eligible securities are ranked by their total market capitalization. The largest 4,000 become the Russell 3000E Index, and the other of the index sponsor’s indexes are determined from that set of securities. Reconstitution of the RTY occurs on the last Friday in June or, when the last Friday in June is the 29th or 30th, reconstitution occurs on the prior Friday. In addition, the index sponsor adds initial public offerings to the RTY on a quarterly basis based on total market capitalization guidelines ranking within the market-adjusted capitalization breaks established during the most recent reconstitution.
After membership is determined, a security’s shares are adjusted to include only those shares available to the public.  This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.
License Agreement
FTSE Russell and Royal Bank have entered into a non-exclusive license agreement providing for the license to Royal Bank, and certain of its affiliates, in exchange for a fee, of the right to use indices owned and published by FTSE Russell in connection with some securities, including the Notes.
FTSE Russell does not guarantee the accuracy and/or the completeness of the RTY or any data included in the RTY and has no liability for any errors, omissions, or interruptions in the RTY. FTSE Russell makes no warranty, express or implied, as to results to be obtained by the calculation agent, holders of the Notes, or any other person or entity from the use of the RTY or any data included in the RTY in connection with the rights licensed under the license agreement described in this terms supplement or for any other use. FTSE Russell makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the RTY or any data included in the RTY. Without limiting any of the above information, in no event will FTSE Russell have any liability for any special, punitive, indirect or consequential damages, including lost profits, even if notified of the possibility of these damages.
The Notes are not sponsored, endorsed, sold or promoted by FTSE Russell. FTSE Russell makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the RTY to track general stock market performance or a segment of the same. FTSE Russell’s publication of the RTY in no way suggests or implies an opinion by FTSE Russell as to the advisability of investment in any or all of the stocks upon which the RTY is based. FTSE Russell's only relationship to Royal Bank is the licensing of certain trademarks and trade names of FTSE Russell and of the RTY, which is determined, composed and calculated by FTSE Russell without regard to Royal Bank or the Notes. FTSE Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and FTSE Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. FTSE Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the RTY. FTSE Russell has no obligation or liability in connection with the administration, marketing or trading of the Notes.
“Russell 2000®” and “Russell 3000®” are registered trademarks of FTSE Russell in the U.S. and other countries.

P-21	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices and One ETF, Due November 9, 2017
USE OF PROCEEDS AND HEDGING
In anticipation of the sale of the Notes, we expect to enter into hedging transactions with one or more of our affiliates, involving purchases of the securities represented by the Reference Assets, shares of QQQ and/or listed and/or over-the-counter derivative instruments related to any of those securities or the Reference Assets prior to or on the Trade Date.  From time to time, including around the time of each Observation Date and the Maturity Date, we, RBCCM, and our other affiliates may enter into additional hedging transactions or unwind those that we or they have entered into. In this regard, we, RBCCM, and our other affiliates may:
•	acquire or dispose of investments relating to the Reference Assets;
•	acquire or dispose of long or short positions in listed or over-the-counter derivative instruments based on the Reference Assets; or
•	any combination of the above two.
We, RBCCM and our other affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those similar securities.
We, RBCCM and our other affiliates may close out our or their hedges on or before any Observation Date.  That step may involve sales or purchases of the securities represented by the Reference Assets, shares of QQQ, or over-the-counter derivative instruments linked to the Reference Assets.

P-22	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices and One ETF, Due November 9, 2017
HISTORICAL INFORMATION
The graphs below set forth the information relating to the historical performance of the Reference Assets. In addition, below the graphs are tables setting forth the intra-day high, intra-day low and period-end closing levels of the Reference Assets. The information provided in these tables is for the four calendar quarters of 2008, 2009, 2010, 2011, 2012, 2013, 2014 and 2015, the first calendar quarter of 2016, and for the period from April 1, 2016 through May 4, 2016.
We obtained the information regarding the historical performance of the Reference Assets in the graphs and tables below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of any Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the levels of the Reference Assets at any time. We cannot give you assurance that the performance of the Reference Assets will result in any positive return on your initial investment.

P-23	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices and One ETF, Due November 9, 2017
The QQQ
Below is a table setting forth the intra-day high, intra-day low and period-end closing levels of the QQQ. The information provided in the table is for the four calendar quarters of 2008, 2009, 2010, 2011, 2012, 2013, 2014 and 2015, the first quarter of 2016, and for the period from April 1, 2016 to May 4, 2016.

Period-Start Date	Period-End Date	High Intra-Day Price of the QQQ ($)	Low Intra-Day Price of the QQQ ($)	Period-End Closing Price of the QQQ ($)
1/1/2008	3/31/2008	51.47	41.05	43.77
4/1/2008	6/30/2008	50.61	43.68	45.16
7/1/2008	9/30/2008	48.56	37.18	39.16
10/1/2008	12/31/2008	38.97	25.06	29.48
1/1/2009	3/31/2009	31.68	25.64	30.32
4/1/2009	6/30/2009	37.23	29.80	36.38
7/1/2009	9/30/2009	43.17	34.30	42.24
10/1/2009	12/31/2009	46.29	40.65	46.17
1/1/2010	3/31/2010	48.60	42.12	48.17
4/1/2010	6/30/2010	50.65	42.64	42.74
7/1/2010	9/30/2010	49.84	41.78	49.06
10/1/2010	12/31/2010	54.96	48.20	54.66
1/1/2011	3/31/2011	59.03	53.77	57.43
4/01/2011	6/30/2011	59.34	53.62	57.04
7/01/2011	9/30/2011	59.83	49.94	52.50
10/01/2011	12/31/2011	59.19	50.10	55.83
1/01/2012	3/31/2012	68.51	56.57	67.53
4/01/2012	6/30/2012	68.55	60.05	64.12
7/01/2012	9/30/2012	70.58	61.87	68.58
10/01/2012	12/31/2012	69.80	61.31	65.11
1/01/2013	3/31/2013	69.05	65.97	68.98
4/01/2013	6/30/2013	74.94	66.89	71.19
7/01/2013	9/30/2013	79.69	71.36	78.88
10/01/2013	12/31/2013	87.96	76.36	87.96
1/01/2014	3/31/2014	91.35	83.75	87.68
4/01/2014	6/30/2014	94.14	83.28	93.90
7/01/2014	9/30/2014	100.46	93.65	98.82
10/01/2014	12/31/2014	106.25	90.25	103.21
1/01/2015	3/31/2015	109.42	99.37	105.61
4/01/2015	6/30/2015	111.16	104.35	107.12
7/01/2015	9/30/2015	114.38	84.75	101.76
10/01/2015	12/31/2015	115.74	100.49	111.88
1/01/2016	3/31/2016	110.17	94.84	109.18
4/01/2016	5/04/2016	111.44	104.80	105.05
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-24	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices and One ETF, Due November 9, 2017
The graph below illustrates the performance of the QQQ from January 1, 2008 to May 4, 2016, assuming an Initial Level of 105.05, which was the closing price of the QQQ on May 4, 2016. The red line represents a hypothetical Coupon Barrier and Trigger Level of 73.54, which is equal to 70.00% of its closing price on May 4, 2016. The actual Coupon Barrier and Trigger Level will be based on the closing price of the QQQ on the trade date.

P-25	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices and One ETF, Due November 9, 2017
The SPX
Below is a table setting forth the intra-day high, intra-day low and period-end closing levels of the SPX. The information provided in the table is for the four calendar quarters of 2008, 2009, 2010, 2011, 2012, 2013, 2014 and 2015, the first quarter of 2016, and for the period from April 1, 2016 to May 4, 2016.

Period-Start Date	Period-End Date	High Intra-Day Level of the SPX	Low Intra-Day Level of the SPX	Period-End Closing Level of the SPX
1/1/2008	3/31/2008	1,471.77	1,256.98	1,322.70
4/1/2008	6/30/2008	1,440.24	1,272.00	1,280.00
7/1/2008	9/30/2008	1,313.15	1,106.39	1,166.36
10/1/2008	12/31/2008	1,167.03	741.02	903.25
1/1/2009	3/31/2009	943.85	666.79	797.87
4/1/2009	6/30/2009	956.23	783.32	919.32
7/1/2009	9/30/2009	1,080.15	869.32	1,057.08
10/1/2009	12/31/2009	1,130.38	1,019.95	1,115.10
1/1/2010	3/31/2010	1,180.69	1,044.50	1,169.43
4/1/2010	6/30/2010	1,219.80	1,028.33	1,030.71
7/1/2010	9/30/2010	1,157.16	1,010.91	1,141.20
10/1/2010	12/31/2010	1,262.60	1,131.87	1,257.64
1/1/2011	3/31/2011	1,344.07	1,249.05	1,325.83
4/1/2011	6/30/2011	1,370.58	1,258.07	1,320.64
7/1/2011	9/30/2011	1,356.48	1,101.54	1,131.42
10/1/2011	12/31/2011	1,292.66	1,074.77	1,257.60
1/1/2012	3/31/2012	1,419.15	1,258.86	1,408.47
4/1/2012	6/30/2012	1,422.38	1,266.74	1,362.16
7/1/2012	9/30/2012	1,474.51	1,325.41	1,440.67
10/1/2012	12/31/2012	1,470.96	1,343.35	1,426.19
1/1/2013	3/31/2013	1,570.28	1,426.19	1,569.19
4/1/2013	6/30/2013	1,687.18	1,536.03	1,606.28
7/1/2013	9/30/2013	1,729.86	1,604.57	1,681.55
10/1/2013	12/31/2013	1,849.44	1,646.47	1,848.36
1/1/2014	3/31/2014	1,883.97	1,737.92	1,872.34
4/1/2014	6/30/2014	1,968.17	1,814.36	1,960.23
7/1/2014	9/30/2014	2,019.26	1,904.78	1,972.29
10/1/2014	12/31/2014	2,093.55	1,820.66	2,058.90
1/1/2015	3/31/2015	2,119.59	1,980.90	2,067.89
4/1/2015	6/30/2015	2,134.72	2,048.38	2,063.11
7/1/2015	9/30/2015	2,132.82	1,867.01	1,920.03
10/1/2015	12/31/2015	2,116.48	1,893.70	2,043.94
1/1/2016	3/31/2016	2,072.21	1,810.10	2,059.74
4/1/2016	5/4/2016	2,111.05	2,033.80	2,051.12
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-26	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices and One ETF, Due November 9, 2017
The graph below illustrates the performance of the S&P 500® Index from January 1, 2008 to May 4, 2016, assuming an Initial Level of 2,051.12, which was the closing level of the SPX on May 4, 2016. The red line represents a hypothetical Coupon Barrier and Trigger Level of 1,435.78, which is equal to 70.00% of its closing level on May 4, 2016. The actual Coupon Barrier and Trigger Level will be based on the closing level of the SPX on the trade date.

P-27	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices and One ETF, Due November 9, 2017
The RTY
Below is a table setting forth the intra-day high, intra-day low and period-end closing levels of the RTY. The information provided in the table is for the four calendar quarters of 2008, 2009, 2010, 2011, 2012, 2013, 2014 and 2015, the first quarter of 2016, and for the period from April 1, 2016 to May 4, 2016.
Period-Start Date	Period-End Date	High Intra-Day Level of the RTY	Low Intra-Day Level of the RTY	Period-End Closing Level of the RTY
1/1/2008	3/31/2008	768.460	643.280	687.967
4/1/2008	6/30/2008	763.270	684.880	689.659
7/1/2008	9/30/2008	764.380	647.370	679.583
10/1/2008	12/31/2008	679.570	371.260	499.453
1/1/2009	3/31/2009	519.180	342.570	422.748
4/1/2009	6/30/2009	535.850	412.770	508.281
7/1/2009	9/30/2009	625.310	473.540	604.278
10/1/2009	12/31/2009	635.990	553.320	625.389
1/1/2010	3/31/2010	693.320	580.490	678.643
4/1/2010	6/30/2010	745.950	607.300	609.486
7/1/2010	9/30/2010	678.900	587.600	676.139
10/1/2010	12/31/2010	793.280	669.430	783.647
1/1/2011	3/31/2011	843.730	771.710	843.549
4/1/2011	6/30/2011	868.570	772.620	827.429
7/1/2011	9/30/2011	860.370	634.710	644.156
10/1/2011	12/31/2011	769.460	601.710	740.916
1/1/2012	3/31/2012	847.920	736.780	830.301
4/1/2012	6/30/2012	841.060	729.750	798.487
7/1/2012	9/30/2012	868.500	765.050	837.450
10/1/2012	12/31/2012	853.570	763.550	849.350
1/1/2013	3/31/2013	954.000	849.330	951.542
4/1/2013	6/30/2013	1,008.230	898.400	977.475
7/1/2013	9/30/2013	1,082.000	981.300	1,073.786
10/1/2013	12/31/2013	1,167.960	1,037.860	1,163.637
1/1/2014	3/31/2014	1,212.823	1,082.717	1,173.038
4/1/2014	6/30/2014	1,193.964	1,082.531	1,192.964
7/1/2014	9/30/2014	1,213.550	1,101.675	1,101.676
10/1/2014	12/31/2014	1,221.442	1,040.472	1,204.696
1/1/2015	3/31/2015	1,268.162	1,151.295	1,252.772
4/1/2015	6/30/2015	1,295.996	1,211.126	1,253.947
7/1/2015	9/30/2015	1,275.899	1,078.633	1,100.688
10/1/2015	12/31/2015	1,205.079	1,080.606	1,135.889
1/1/2016	3/31/2016	1,134.078	943.097	1,114.028
4/1/2016	5/4/2016	1,156.071	1,088.562	1,113.135
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-28	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices and One ETF, Due November 9, 2017
The graph below illustrates the performance of the Russell 2000® Index from January 1, 2008 to May 4, 2016, assuming an Initial Level of 1,113.135, which was the closing level of the RTY on May 4, 2016. The red line represents a hypothetical Coupon Barrier and Trigger Level of 779.195, which is equal to 70.00% of its closing level on May 4, 2016. The actual Coupon Barrier and Trigger Level will be based on the closing level of the RTY on the trade date.

P-29	RBC Capital Markets, LLC

Trigger Phoenix Autocallable Notes Linked to the Worst Performing of Two Equity Indices and One ETF, Due November 9, 2017
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
We expect that delivery of the Notes will be made against payment for the Notes on or about May 11, 2016, which is the third (3rd) business day following the trade date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus dated January 8, 2016. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 8, 2016.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do).  That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs.  For a period of approximately six months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time.  This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is initially expected to be a higher amount, reflecting the addition of the underwriting discount and our estimated costs and profits from hedging the Notes.  This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of each of the Reference Assets.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that is likely to reduce the initial estimated value of the Notes at the time their terms are set. Unlike the estimated value included in this terms supplement or in the final pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Assets, and the tenor of the Notes.  The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you.  The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs.  These factors result in the initial estimated value for the Notes on the trade date being less than their public offering price.  See “Selected Risk Considerations—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.

P-30	RBC Capital Markets, LLC